Exhibit 99.2

VOTE ON INTERNET
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Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on August 23, 2026.

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VOTE BY EMAIL
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE DURING THE MEETING
If you would like to vote during the meeting, please attend the Extraordinary General Meeting of the Shareholders to be held on August 24, 2026 at 9:00 a.m. Eastern Time at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS – WETOUR ROBOTICS LIMITED

▼ ▼

THE BOARD OF DIRECTORS RECOMMEND VOTING "FOR" ALL LISTED RESOLUTIONS.

	FOR	AGAINST	ABSTAIN
1.It is resolved, as an ordinary resolution that further to the ordinary resolution passed by the shareholders of the Company at the extraordinary general meeting held on February 27, 2026 approving the consolidation of the authorised, issued, and outstanding shares of par value US$0.0001 each in the share capital of the Company (the "Shares") at a ratio within a range of not less than 2:1 and not greater than 100:1, with the exact ratio and effective date to be determined by the directors of the Company, and the subsequent determination of the directors that the consolidation be effected on a 100:1 basis, the following be and is hereby approved with effect from the passing of this resolution: (a) each of the authorised, issued, and outstanding shares of par value US$0.0001 each in the share capital of the Company be consolidated on a 100:1 basis so that every 100 shares of par value US$0.0001 each are consolidated into one share of par value US$0.01 each, with such consolidated shares having the same rights and being subject to the same restrictions, save as to par value, as the existing shares as set out in the Company's memorandum and articles of association (the "Share Consolidation"); (b) any fractional entitlement to shares arising in connection with the Share Consolidation be rounded up to the next whole share; (c) upon the Share Consolidation taking effect, the authorised share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of par value US$0.0001 each to US$100,000 divided into 10,000,000 shares of par value US$0.01 each; and (d) each director, officer and authorised signatory of the Company from time to time is authorised and instructed to make all necessary filings with the Registrar of Companies relating to the Share Consolidation (together, the "Share Consolidation Proposal").	☐	☐	☐
2. It is resolved, as an ordinary resolution and following the Share Consolidation Proposal being approved and taking effect, that the authorised share capital of the Company be increased from US$100,000 divided into 10,000,000 shares of par value US$0.01 each to US$20,000,000,000 divided into 2,000,000,000,000 shares of a par value of US$0.01 each, by the creation of 1,999,990,000,000 shares of par value US$0.01 each (the "Share Capital Increase").	☐	☐	☐
3. It is resolved, as a special resolution, that the Company adopt a second amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 10, 2026, in substitution for, and to the exclusion of, the Company's existing amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect following amendments: (a) the Share Capital Increase, if approved and effected; and (b) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously; together with such other consequential, ancillary, and conforming amendments as are set out in the second amended and restated memorandum of Association.	☐	☐	☐
4. It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

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* SPECIMEN * AC:ACCT9999 90.00

WETOUR ROBOTICS LIMITED Extraordinary General Meeting of the Shareholders August 24, 2026 9:00 a.m. Eastern Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Please leave this box blank if you want to select the chair of the special general meeting as your proxy. Do not insert your own name(s). I/We, the shareholder(s) named below, hereby appoint the chair of the extraordinary general meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement on my/our behalf at the Extraordinary General Meeting of the Shareholders of Wetour Robotics Limited to be held at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705 on August 24, 2026 at 9:00 a.m. Eastern Time and at any adjourned meeting. I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the extraordinary general meeting. Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Wetour Robotics Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE